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                             July 28, 2023

       Eric Wong
       Chief Executive Officer
       Nova Vision Acquisition Corp.
       2 Havelock Road #07-12
       Singapore 059763

                                                        Re: Nova Vision
Acquisition Corp.
                                                            Amendment No. 1 to
Form 10-K
                                                            Filed June 30, 2023
                                                            File No. 001-40713

       Dear Eric Wong:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-K filed June 30, 2023

       Index to Financial Statements, page 39

   1. Please address the following as it relates to the restatement of your fiscal 2021 and 2022 financial statements
and revise as necessary:
                                                            Explain why the
opinion of your independent registered public accounting firm refers only to the
restatement of the 2021 financial statements.
                                                            Revise Note 3 to
include a discussion of the restatement to net cash used in investing and financing
activities in fiscal 2022 relating to the common stock redemptions.
                                                            Tell us why you
have not filed an Item 4.02 Form 8-K regarding the restatement.
 Eric Wong
FirstName  LastNameEric  Wong
Nova Vision  Acquisition Corp.
Comapany
July       NameNova Vision Acquisition Corp.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Lawrence Venick